LEVCOR INTERNATIONAL, INC.
                           --------------------------
                 ONE PALMER TERRACE, CARLSTADT, NEW JERSEY 07072
                      TEL: 201-935-6220 o FAX: 201-507-9060


                                                CONFIDENTIAL TREATMENT REQUESTED
                                                   BY LEVCOR INTERNATIONAL, INC.
                                                                     LEVC - 0001


CONFIDENTIAL INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

October 5, 2005

VIA EDGAR AND HAND DELIVERY

Mr. George F. Ohsiek, Jr. Branch Chief
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Levcor International, Inc. (the "Company")
         ------------------------------------------

Dear Mr. Ohsiek:

The following sets forth the Company's responses to the Staff's letter of September 19, 2005. Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. 200.83. For the Staff's reference, we have enclosed a copy of the Company's letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For ease of crossreferencing we have repeated your numbered comments in bold type and put our replies immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2004
-------------------------------------------------

Item 6. Management's Discussion and Analysis or Plan of Operation
-----------------------------------------------------------------

Securities and Exchange Commission                        CONFIDENTIAL TREATMENT
Re: Levcor International, Inc.                           REQUESTED (LEVC - 0001)
October 5, 2005
Page 2

Results of Operations, page 15
------------------------------

1. We have reviewed your response to comment 2 in our letter dated August 10, 2005. Based on the information you provided, it does not appear that your revenue recognition policy is compliant with GAAP. In particular, it appears that you recognize revenues upon shipment and title transfer, without simultaneously recording the estimated amount of returns associated with the sales. Because your customers have a right of return, the return right causes the transaction to be treated as if it is incomplete until the return right lapses, unless you can meet all of the criteria in paragraph 6 of SFAS 48 with respect to recognizing revenues at the time of sale when return rights exist. Even if you meet all of the criteria in SFAS 48, you are still required to recognize the sale net of estimated returns related to the sales. It is not sufficient to wait to recognize the returns only once you have indications from your customer regarding the potential timing and amount of returns. In fact, to the extent you are unable to reasonably predict the amount of returns at the time of sale, revenue recognition would be precluded altogether until the right of return lapses. Accordingly, please tell us how you plan to revise your financial statements and your revenue recognition policy to comply with SFAS 48 and SAB Topic 13. Also tell us in detail how the terms of your arrangements with customers support your revised policy, ensuring you address in detail whether your arrangements meet the conditions in paragraph 6 of SFAS 48 for recognition of revenue at the time of sale when return rights exist.

         As a clarifying point with respect to rights of return, and to address a number of the points you made in your response, please note that unstated return rights, which are neither explicit nor documented in your sales contracts, are still considered substantive return rights under the guidance in SFAS 48 and SAB Topic 13, particularly in cases such as the one you describe where you have honored returns from a particular customer for over 30 years on an informal/non-contractual basis.

         [*]

         In connection with the Company's responses to your comments, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  [Remainder Of Page Intentionally Left Blank.]

Securities and Exchange Commission                        CONFIDENTIAL TREATMENT
Re: Levcor International, Inc.                           REQUESTED (LEVC - 0001)
October 5, 2005
Page 3

         If you have any questions or comments on the enclosed, please call me at (201) 935-6220 or our counsel, Eric M. Lerner, Esq., at (212) 940-7157.

Very truly yours,


/s/ EDWARD F. COOKE
--------------------------
Edward F. Cooke
Chief Financial Officer,
Vice President, Secretary,
Treasurer and Director